Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Hi, I’m Tom Hallam, the CEO of Leading Biosciences.

Let me start by thanking the many Seneca stockholders who took action and voted their proxy following my previous messages. It has been invigorating speaking with so many stockholders who support the merger. We are grateful for the strong response we’ve received.

As we get closer to receiving approval for the proposed merger transaction, I’d like to take a few minutes to describe the anticipated timing and process leading to the close once all approvals are received. Also, I’ll give an update on the anticipated events that will follow.

So, upon completion of the April 23rd virtual Special Meeting, Seneca expects to announce the voting results for Proposal #1, which we anticipate will be an approval. Seneca and Leading BioSciences will then begin the process of completing the merger, which is currently planned for Tuesday, April 27.

To the extent Seneca still owns any of the legacy assets, each share of Seneca common stock, immediately prior to the closing, will receive a CVR, or contingent value right, entitling them to 80% of the net proceeds from the future sale or licensing of the Seneca legacy assets. Maximizing the potential value of this CVR will be one of the priorities of our Palisade Bio management team.

Following the closing of the merger and upon approval of the listing application by Nasdaq the combined company’s stock will start trading as Palisade Bio, ticker symbol P-A-L-I, or PALI. There is no action stocholders need to take to effect that change.

We look forward to completing this transaction and are excited to hit the ground running as Palisade Bio, to pursue our pipeline of novel therapeutics and hopefully achieve multiple milestones.

These milestones come in three categories:

First, public events. Second, regulatory milestones. And third, and probably most importantly, clinical data readouts.

On the public-events front, we anticipate participating in multiple investor events, primarily those healthcare conferences held by investment banks. We also hope to present more detailed clinical data at medical conferences from the open-label GI surgery study as well as the phase 2 cardiovascular surgery study. To help provide context for this data, we are organizing a Medical Leader Event Series. These events will be sponsored by Palisade Bio and open to the public. The first event will focus on our GI surgery indications, where two leading physicians will describe the current surgical practices and the importance of accelerating return of bowel function after surgery and the need to reduce post-surgical intra-abdominal adhesions.

The second event in this series will focus on open-heart surgery in adults and children. It will feature a leading cardiovascular surgeon discussing the risks of hypoperfusion injury to the bowel and its consequences following surgery in adults. Then a leading neonatal intensivist will speak about what it is like for newborns after open heart surgery, and the dire consequences these patients can face after surgery for those experiencing gastrointestinal dysfunction.

You should hear the opinions of these leading experts about the value a simple oral solution, like LB1148, and the potential benefits to patients undergoing these surgeries. Stay tuned in the coming weeks for more details on how you can attend these events.

On the regulatory front, we are gearing up for several discussions with the FDA and other global regulatory agencies regarding our programs that will form the basis for regulatory submissions for approvals around the world. Please stay tuned for developments and updates on that front as well.

On the clinical front, we anticipate many developments and readouts. We anticipate announcing data from a phase 2 GI surgery study designed to show both a shorted time to the return of bowel function and a reduction of postoperative intra-abdominal adhesions. Further, we are currently working on commencing studies for treating neonates with LB1148 to accelerate the return of bowel function.

More details on all of these topics will be provided through future press releases. On behalf of my entire management team, we want to thank you, thank you again for an outpouring of support from the stockholder voting process as we move to close this merger in the coming weeks, and as we look forward to serving our NEW shareholders as we make this conversion to Palisade Bio.

Thank you for your support.